NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

December 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Amendment No. 6 to Registration Statement on Form S-1

Filed December 4, 2023

File No. 333-273464

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 6 to Registration Statement on Form S-1 on December 4, 2023 as set forth in the Staff’s letter dated December 13, 2023 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in our Amendment No. 6 to Registration Statement on Form S-1 (the “Amended Registration Statement”) filed with the Commission on December 4, 2023.

Amendment No. 6 to Registration Statement on Form S-1

Underwriting

Tail Financing

1.	We note that you entered into an engagement with the Representative, pursuant to which the Representative shall be entitled to Tail Financing following a 12 month period after the engagement. Please disclose whether a formal agreement was entered into and, if so, please also file the agreement as an exhibit to the Registration Statement or explain to us why you believe you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that Section 3.18.2 of the underwriting agreement to be entered into between the Company and the Representative (the “Underwriting Agreement”) provides for the Representative’s entitlement to Tail Financing following a 12-month period after the expiration or termination of the engagement period. The form Underwriting Agreement was filed as Exhibit 1.1 to the Amendment Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP